Contact

www.linkedin.com/in/chrisjwoods
(LinkedIn)
www.alignmentmgmt.com
(Company)

Top Skills

Communication
Youth Programs
Legal Advice

Languages

French

Certifications

Member in Good Standing of New York Bar

Modern Club Administration and Management Diploma

Chris Woods

Attorney / Talent Manager; Alignment Management, Soccer Director; Spring Hill Hawks, CEO; Top Bins INC.
Spring Hill, Tennessee, United States

Summary

Media Attorney turned Talent Manager with a passion for youth soccer (or football, depending on where you are from!).

I qualified as an Attorney in England & Wales before being admitted to the New York Bar when I was 24. After becoming a Partner at a boutique law firm in London, but had an opportunity to try something new in the USA so I decided to give the american dream a try and in 2010 I moved to Los Angeles with a client / producer to start a production company together. Within 2 years we were working with the cream of R&B and Pop music. We worked with the likes of Ariana Grande, Diddy, Kelly Rowland, Chris Brown, Zendaya and Brandy. Several platinum records, multiple Billboard top tens and Grammy nominations later I set up my own talent management company. Now, through Alignment Management, I represent talent across the world of music from award winning producers and writers to new and emerging artists that have additionally worked with artists from Rihanna, Rita Ora, James Arthur, Tom Grennan, Gashi and brands such as Swarovski, HBO, Puma and Genesis.

Shortly after moving to Spring Hill I began serving as the Soccer Director for the Spring Hill Hawks a local rec league of multiple sports including soccer. Helping spread the game and providing an environment for children to fall in love with the beautiful game is my passion and something I have enjoyed enormously.

In the course of this I developed a new business venture with the goal of bringing the culture and spirit of football to America in a technology packed and exciting way that is fun for all the family, all ages and all abilities. That venture is Top Bins, a revolutionary indoor soccer facility that will fundamentally change the way our children develop their skills and love of the beautiful game.

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Experience

Top Bins Soccer
Chief Executive Officer
January 2023 - Present (1 year 3 months)
Nashville, Tennessee, United States

Passionate leader and entrepreneur with a vision for transforming the youth soccer experience in America. As the Founder and CEO of Top Bins, my goal is to drive innovation in the intersection of technology and training, improving community involvement and focusing on growing overall interest in the sport. Currently raising investment to launch our initial facility and redefine the soccer experience for Middle TN. Our mission is to bring elite level equipment and training practices to a fun for all the family environment where the focus is on player experience and improvement.

Spring Hill Sports
Director of Soccer
January 2022 - Present (2 years 3 months)
Tennessee, United States

Passionate Soccer Director dedicated to fostering a love for the game and expanding access to soccer within the Spring Hill Hawks community. In this volunteer role, I lead initiatives serving 1,000 players across nearly 100 teams each season. Committed to creating a positive and inclusive environment, my focus is on developing not just skilled players, but lifelong enthusiasts of the beautiful game.

At the Spring Hill Hawks, we believe in the power of soccer to unite communities and instill valuable life skills in our players. Through strategic program development and a hands-on approach, I work collaboratively with coaches, parents, and players to ensure a holistic and enriching soccer experience for all involved.

Our mission extends beyond the field, aiming to inspire a genuine passion for soccer that transcends seasons. By emphasizing player development, sportsmanship, and a sense of community, we're sowing the seeds for a lasting love of the game among our diverse and vibrant player base.

Alignment Management
Talent Manager
April 2014 - Present (10 years)

B.O.E. Global
Founding Partner
December 2009 - April 2014 (4 years 5 months)

Jens Hills Solicitors LLP
Partner
September 2002 - December 2009 (7 years 4 months)

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Education

Brunel University London
Bachelor of Laws (LLB) (Hons), Law · (1998 - 2001)

College of Law, Store Street
Diploma in Legal Practice (Commendation), Legal Practice · (2001 - 2002)

BarBri London
New York State Bar Preparation, Law · (2004 - 2004)